UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trinity Place Holdings Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

      89656D101

(CUSIP Number)

Andrew L. Sole

Esopus Creek Advisors LLC

1330 Avenue of the Americas, Suite 1800

New York, NY 10019

Tel: (212) 315-1340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No 89656D101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP - Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.10%
14	TYPE OF REPORTING PERSON PN

Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP - Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON PN

Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%
14	TYPE OF REPORTING PERSON OO

Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON IN

Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauren Krueger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORT- ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%
14	TYPE OF REPORTING PERSON IN

Page 7 of 12 Pages

This Statement on Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.

This Statement on Schedule 13D is required as a result of the September 14, 2012 acquisition of shares of Syms Corp. pursuant to a rights offering and the subsequent conversion of the common stock of Syms Corp. into common stock of the Issuer, in accordance with the Agreement and Plan of Merger, by and between the Issuer and Syms Corp., and the Modified Second Amended Joint Plan of Reorganization of Syms Corp. and its subsidiaries, confirmed by the U.S. Bankruptcy Court for the District of Delaware on August 30, 2012 (the “Joint Plan”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1 Syms Way, Secaucus, New Jersey 07094.

Item 2. Identity and Background

(a)	NAME

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”),
•	Andrew L. Sole (“Mr. Sole”), and
•	Lauren Krueger (“Ms. Krueger”)

(b)	RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of the Reporting Persons is 1330 Avenue of the Americas, Suite 1800, New York, NY 10019.

(c)   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Esopus Creek Value Series Fund LP - Series A and Esopus Creek Value Series Fund LP - Series L (“the Esopus Funds”) are private investment funds that invest on behalf of institutions and high net worth individuals.

The principal business of Esopus Advisors is to serve as the general partner of the Esopus Funds.

The principal business of each of Mr. Sole and Ms. Krueger is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Funds and other affiliated entities. Ms. Krueger is also President, Chief Executive Officer and Secretary of the Issuer.

(d),(e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Page 8 of 12 Pages

(f)	CITIZENSHIP

Each of the Esopus Funds is a separate series of Esopus Creek Value Series Fund LP, a Delaware limited partnership.

Esopus Advisors is a Delaware limited liability company.

Each of Mr. Sole and Ms. Krueger is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Esopus Creek Value Series Fund LP - Series A spent $1,700,000.19 to acquire its shares of the common stock of Syms Corp., which were converted into Common Stock of the Issuer as a result of the merger of Syms Corp. and the Issuer on September 14, 2012. The funds used to purchase the Syms Corp. shares were obtained from a combination of the general working capital of the fund and margin account borrowings made in the ordinary course of business, although the fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

Esopus Creek Value Series Fund LP - Series L spent $2,599,399.47 to acquire its shares of the common stock of Syms Corp., which were converted into Common Stock of the Issuer as a result of the merger of Syms Corp. and the Issuer on September 14, 2012. The funds used to purchase the Syms Corp. shares were obtained from a combination of the general working capital of the fund and margin account borrowings made in the ordinary course of business, although the fund cannot determine whether any funds allocated to purchase the Issuer’s Common Stock were obtained from any margin account borrowings.

Mr. Sole spent $1,089,057.14 of his personal funds to acquire his shares of the common stock of Syms Corp., which were converted into Common Stock of the Issuer as a result of the merger of the two companies on September 14, 2012.

Item 4. Purpose of Transaction

The Esopus Funds and Mr. Sole acquired common stock of Syms Corp. for investment purposes and hold the shares of the Issuer for the same purpose. One or more of the Esopus Entities, Mr. Sole and Ms. Krueger, may determine to purchase additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Common Stock, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Common Stock. Mr. Sole serves as a director of the Issuer, and Ms. Krueger serves as President, Chief Executive Officer and Secretary. The Esopus Entities and Mr. Sole intend to facilitate the nomination of an Independent Director to the Board of the Issuer, as provided in the Joint Plan and the Certificate of Incorporation of the Issuer. The Joint Plan also calls for the ultimate disposition of the Issuer’s properties. Except as set forth above, the Esopus Entities, Mr. Sole and Ms. Krueger, have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)   Esopus Creek Value Series Fund LP - Series A owns 682,731 shares of Common Stock, representing approximately 4.10% of the Issued and Outstanding Shares.

Esopus Creek Value Series Fund LP - Series L owns 366,229 shares of Common Stock, representing approximately 2.20% of the Issued and Outstanding Shares.

Page 9 of 12 Pages

Esopus Advisors, as general partner of the Esopus Funds, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, representing approximately 6.30% of the outstanding shares of Common Stock.

Mr. Sole, as a managing member of Esopus Advisors, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, and an additional 92,200 shares of Common Stock that he personally owns, representing in the aggregate approximately 6.86% of the outstanding shares of Common Stock.

Ms. Krueger, as a managing member of Esopus Advisors, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, representing approximately 6.30% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 6.86% of the outstanding shares of Common Stock.

(b) The Esopus Funds, Esopus Advisors and Messrs. Sole and Krueger share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 1,048,960 shares of Common Stock owned by the Esopus Funds. Mr. Sole has sole voting and dispositive power with respect to the 92,200 shares of Common Stock owned by him personally.

(c) A list of the transactions in the Issuer’s Common Stock and in the common stock of Syms Corp. that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d); (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock and in the common stock of Syms Corp. that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Page 10 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren Krueger
Lauren Krueger

Page 11 of 12 Pages

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the following transactions were purchases of common stock of Syms Corp. prior to its merger with Trinity Place Holdings Inc.

Transactions Effected by Esopus Creek Value Series Fund LP - Series A

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
09/14/2012	682,731	$2.49	Rights Offering

Transactions Effected by Esopus Creek Value Series Fund LP - Series L

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
09/14/2012	120,481	$2.49	Rights Offering

Page 12 of 12 Pages

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Trinity Place Holdings, Inc. dated as of September 24, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: September 24, 2012

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren Krueger
Lauren Krueger